Afya Limited Announces Fourth-Quarter and Full-Year 2022 Financial Results

Another Year of Strong Performance

Robust EPS Expansion
Guidance Achievement

Nova Lima, Brazil, March 22, 2023 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the fourth quarter and full-year period ended December 31, 2022. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2022 Highlights

▪	4Q22 Adjusted Net Revenue increased 17.8% YoY to R$595.1 million.
▪	4Q22 Adjusted EBITDA increased 24.1% YoY, reaching R$242.2 million, with an Adjusted EBITDA Margin of 40.7%.
▪	4Q22 Adjusted Net Income increased 30.8% YoY, reaching R$128.8 million, with an EPS growth of 53.3% in the same period.

Full-Year 2022 Highlights

▪	FY22 Adjusted Net Revenue increased 32.3% YoY to R$2,319.1 million.
▪	FY22 Adjusted EBITDA increased 27.4% YoY, reaching R$961.9 million, with an Adjusted EBITDA Margin of 41.5%.
▪	FY22 Adjusted Net Income increased 21.5% YoY, reaching R$535.1 million, with an EPS growth of 73.2% in the same period.
▪	Cash conversion of 94.4%, with a solid cash position of R$1,093.1 million.
▪	~260 thousand monthly active physicians and medical students using Afya’s Digital Services, an increase of 5.3% over the same period last year.

Table 1: Financial Highlights
	For the three months period ended December 31,					For the twelve months period ended December 31,
(in thousand of R$)	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	584,002	574,027	498,259	17.2%	15.2%	2,329,057	2,036,612	1,719,371	35.5%	18.5%
(b) Adjusted Net Revenue (1)	595,138	585,163	505,407	17.8%	15.8%	2,319,131	2,026,686	1,752,728	32.3%	15.6%
(c) Adjusted EBITDA (2)	242,207	239,390	195,128	24.1%	22.7%	961,924	828,497	754,836	27.4%	9.8%
(e) = (c)/(b) Adjusted EBITDA Margin	40.7%	40.9%	38.6%	210 bps	230 bps	41.5%	40.9%	43.1%	-160 bps	-220 bps
							0
*For the three months period ended December 31, 2022, "2022 Ex Acquisitions" excludes: Garanhuns (only October, 2022; Closing of Garanhuns was in November, 2021), and Além da Medicina, Cardiopapers, and Glic (all from October to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).
*For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May, 2022; Closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from January to July 2022; Closing of UNIGRANRIO was in August 2021), Garanhuns (from January to October, 2022; Closing of Garanhuns was in November 2021), iClinic (only January 2022; Closing of iClinic was in January 2021), Medicinae (from January to March 2022; Closing of Medicinae was in March 2021), Medical Harbour (from January to April 2022; Closing of Medical Harbour was in April 2021), Cliquefarma (from January to April 2022; Closing of Cliquefarma was in April 2021), Shosp (from January to May 2022; Closing of Shosp was in May 2021), RX PRO (from January to September, 2022; Closing of RX PRO was in October 2021), and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 10).

Message from Management

We proudly present another year of outstanding operational and financial performance for Afya. Once again, we have proven the resilience of our business, the successful execution of our strategy, the commitment of our team members, and the consistency of our business model.

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This year was marked by significant increases in net revenue within our three segments, solid cash generation, and robust EPS growth, showing our consistent business expansion. All these factors combined have enabled us to achieve our 2022 guidance, and we are now facing forward to the goals for 2023.

We are delighted to see that the most significant growth of the year, in terms of revenue, came from our Continue Education segment. With a robust intake process, six new campuses, and course maturation, combined with the return of our practical classes, we can finally see our students, employees, and partners extracting the best from our ecosystem again after a challenging scenario during the pandemic.

Our second most significant growth came from our core business - the Undergrad segment -as we saw important movements throughout the year. First, the successful opening of four Mais Médicos campuses – Abaetetuba, Bragança, Itacoatiara, and Manacapuru - added 200 new medical seats to our portfolio. Second, the completeness of Unigranrio’s integration process in October, one year after its acquisition, proves our commitment to extracting synergies within the operation. Third, the increase of 92 new medical seats, 28 in the UniSL Ji-Paraná campus, located in Rondônia, and 64 in Faculdade Santo Agostinho, in the city of Itabuna, situated in the state of Bahia. And last but not least, the announcement of our largest acquisition so far, UNIT Alagoas and FITS Jaboatão dos Guararapes, adding 340 more medical seats to our base. These movements allowed us to reach an impressive number of 3,163 medical operating seats today, strengthening our consolidation as the medical undergrad leader in Brazil. All this effort means one thing: our medical education business remains, and will continue to be, the cornerstone of our business in the short and middle terms, delivering highly predicted growth combined with solid profitability and cash generation.

We are proud to see another year of strong inorganic and organic growth in our Digital Services segment. With three relevant acquisitions – Além da Medicina, Cardiopapers, and Glic -our 6 pillars strategy within the B2P is now complete, and our focus is on further exploring the development of our ecosystem. This strategy is being built with multiple offerings, unlocking new interactions and revenue streams beyond the physicians, achieving pharma players, hospitals, labs, and drugstore chains, and empowering our B2B strategy. In 2022, we closed almost 100 contracts with around 45 pharma companies, and we can gladly see the ramp-up of this part of the business quarter by quarter, as we have been now disclosing our B2B figures for a better perspective.

Afya´s 2022 Net Revenues was at least three times higher than in 2019, the year of our IPO. Furthermore, we have marked an approximate expansion regarding profitability and cash generation. With more than 200bps in EBITDA margin expansion, the cash conversion rate has continued to perform above 90%, showing our capacity to deliver strong growth expanding profitability and cash generation. Lastly, our EPS has increased more than two times since 2019, proving our capacity to combine organic and inorganic growth with strong capital allocation discipline and, consequently, great returns to our shareholders.

It is important to remark that Afya´s 2022 tripled its net revenue compared to 2019, the year of our IPO. Furthermore, regarding Profitability and Cash Generation, we have marked an approximate expansion of 300bps in Adjusted Ebitda Margin. Moreover, the Operating Cash Conversion rate has continued to perform above 90%, showing our capacity to deliver strong growth with profitability. Lastly, our EPS has doubled since 2019, proving our capacity to combine organic and inorganic growth with strong capital allocation discipline and, consequently, great returns to our shareholders.

As a reflection of our outstanding results and actions that are being shown to the market, we could joyfully celebrate several awards recognitions this year, such as “Anuário Época Negócios 360º”, “2022 Valor Inovação Brasil”, “Institutional Investor 2022”, “Great Place to Work,” “Bloomberg Gender-Equality Index,” “TOP 100 Open Corps 2022”, among others. We are very proud of all these achievements, as they reflect the work and passion of our thousands of employees around a unique vision: to transform health together with those who have medicine as a vocation.

Strong performance, consistent growth, success in all segments, and public recognition: this is how we are evolving and empowering our mission to provide an ecosystem that integrates education and digital solutions for the entire medical journey, enhancing the development, updating, assertiveness, and productivity of health professionals. We are very proud of our business and what we have achieved so far, and excited the future.

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1.	Key Events in the Quarter:
▪	Afya announced on October 13th, 2022, that it has entered into a share purchase agreement for the acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda., that encompasses the operations of Centro Universitário Tiradentes Alagoas ("UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes ("FITS Jaboatão dos Guararapes”). The acquisition will contribute 340 medical school seats to Afya. The aggregate purchase price (enterprise value) is R$825.0 million before the deduction of Net Debt that will be calculated at the closing date, and it will be paid as follows: R$575 million in cash on the transaction closing date and R$250 million in three annual installments, respectively, of R$150 million, R$50 million, and R$50 million, adjusted by the Brazilian interest rate (SELIC). We expected an EV/EBITDA of 5.8x at maturity and post synergies (2024). With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new state in the region.
▪	Afya announced on December 6th, 2022, its intention to issue, through its wholly-owned subsidiary Afya Participações S.A, 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1,000, totaling an aggregate amount of R$500 million, by means of a proposed public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities and Exchange Commission Rule No. 476, dated January 16, 2009, and is not being generally made anywhere outside of Brazil, including in the United States or to US investors. Accordingly, the Debentures will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act. Afya intends to use the proceeds of the Offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The Debentures are intended to be issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. On December 16th, 2022, Afya announced the closing of the issuance under the aforementioned terms. The Debentures bear interest at 100% of the CDI interest rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

▪	Afya announced on December 9th, 2022, that Mr. Flávio Dias, a board member since July 2020, has ended his term as an independent member of the Board of Directors, and will not be renewed. The remaining independent board members will have their term extended until Afya’s next Annual General Meeting. Furthermore, Afya also announced that Mr. Daulins Emilio, a board member since August 2019, has submitted his resignation letter as a member of the Board of Directors and, consequently, Bertelsmann SE&Co. KGaA has appointed Mrs. Tina Krebs as his replacement, effective as of that date. With these changes, the number of women members now represents 40% of the Board of Directors. Afya’s Board of Directors is composed of two co-chairmen - one representing Bertelsmann SE&Co. KGaA, and one representing the Esteves family -, one more member of the Esteves family, three more members of Bertelsmann SE&Co. KGaA, one member from Softbank and three independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making.

▪	Afya announced on December 29th, 2022, that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia. With the authorization, Afya reached 149 medical seats on this campus.

2.	Subsequent Events in the Quarter:
▪	Afya announced on January 3rd, 2023, the closing of its acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), that encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”), on the terms previously disclosed.
▪	Afya announced on January 31st, 2023, that it is one of 484 companies across 45 countries and regions to join the 2023 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. For the second time in a row, Afya was included on the index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies, being 1 of 16 Brazilian companies included in the index this year.
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3.	Full Year 2022 Guidance Achievement

The Company’s financial results reaffirmed the resiliency and predictability of Afya’s business model. Excluding Caridiopapers and Glic, the Adjusted Net Revenue of R$2,308.8 million and the Adjusted EBITDA of R$960.7 million were in the mid-guidance range.

	Guidance for 2022	Actual 2022
Adjusted Net Revenue	R$ 2,280 mn ≤ ∆ ≤ R$ 2,360 mn	R$ 2,309 mn
Adjusted EBITDA	R$ 935 mn ≤ ∆ ≤ R$ 1.015 mn	R$ 961 mn

Includes four Mais Médicos units start operating in 2H22;
Includes Ji-Parana acquisition start operating in the 2H22;
Includes Além da Medicina acquisition;
Excludes any acquisition that may be concluded after the issuance of the guidance, such as Cardiopapers and Glic.

4.	2023 Guidance

The Company is introducing guidance for 2023 which considers the successfully concluded acceptances of new medical students, ensuring 100% occupancy in all of its medical schools.

Considering the above factors, the guidance for 2023 is defined in the following table:

Guidance for 2023
Adjusted Net Revenue*	R$ 2,750 mn ≤ ∆ ≤ R$ 2,850 mn
Adjusted EBITDA	R$ 1,100 mn ≤ ∆ ≤ R$ 1,200 mn

Includes UNIT Alagoas and FITS Jaboatão dos Guararapes' acquisitions;
Includes the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna;
Excludes any acquisition that may be concluded after the issuance of the guidance.

5.	4Q22 and 2022 Overview

Operational Review

Afya is the only Company offering educational and technological solutions to support physicians across every stage of their medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs, and continuing medical education. The Company also offers solutions to empower physicians in their daily routine, including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units - the first, Undergrad – medical schools, other healthcare programs, and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs - the second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books and is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services, are transferred over time.

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Twelve months period ended December 31,
	2022	2021	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats¹	2,823	2,731	3.4%
Operating Seats	2,773	2,481	11.8%
Total Students (end of period)	17,968	16,017	12.2%
Average Total Students	17,761	14,492	22.6%
Average Total Students (ex-Acquisitions)²	15,883	14,492	9.6%
Tuition Fees (Total - R$MM)	2,032,888	1,511,442	34.5%
Tuition Fees (ex- Acquisitions² - R$MM)	1,791,590	1,511,442	18.5%
Medical School Gross Avg. Ticket (ex- Acquisitions² - R$/month)	9,400	8,615	9.1%
Medical School Net Avg. Ticket (ex- Acquisitions² - R$/month)	7,896	7,115	11.0%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	17,967	19,882	-9.6%
Average Total Students	19,441	15,918	22.1%
Average Total Students (ex-Acquisitions)²	15,293	15,918	-3.9%
Tuition Fees (Total - R$MM)	336,238	239,235	40.5%
Tuition Fees (ex- Acquisitions² - R$MM)	249,550	239,235	4.3%
OTHER UNDERGRADUATE
Total Students (end of period)	22,265	25,219	-11.7%
Average Total Students	23,376	20,198	15.7%
Average Total Students (ex-Acquisitions)²	16,209	20,198	-19.7%
Tuition Fees (Total - R$MM)	266,306	239,776	11.1%
Tuition Fees (ex- Acquisitions² - R$MM)	200,690	239,776	-16.3%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	2,635,432	1,990,453	32.4%
Tuition Fees (ex- Acquisitions² - R$MM)	2,241,830	1,990,453	12.6%
1) Approved and Operating seats does not include UNIT Alagoas and FITS Jaboatão dos Guararapes' acquisition that was closed on January 2nd, 2023;
2) For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May, 2022; Closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from January to July 2022; Closing of UNIGRANRIO was in August 2021), and Garanhuns (from January to October, 2022; Closing of Garanhuns was in November 2021).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Twelve months period ended December 31,
	2022	2021	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,280	3,189	34.2%
Average Total Students	3,835	3,252	17.9%
Average Total Students (ex-Acquisitions)	3,835	3,252	17.9%
Net Revenue from courses (Total - R$MM)	108,806	72,983	49.1%
Net Revenue from courses (ex- Acquisitions¹)	108,806	72,983	49.1%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	14,569	17,171	-15.2%
Prep Courses & CME - B2B	5,887	4,460	32.0%
Além da Medicina Active Payers	6,081	-	n.a.
Cardiopapers Active Payers	5,034	-	n.a.
Medical Harbour Active Payers	7,668	-	n.a.
Clinical Decision Software
Whitebook Active Payers	137,767	125,372	9.9%
Clinical Management Tools²
iClinic Active Payers	22,764	17,978	26.6%
Shosp Active Payers	2,915	2,305	26.5%

Digital Services Total Active Payers (end of period)	202,685	167,286	21.2%
Net Revenue from Services (Total - R$MM)	189,984	151,958	25.0%
Net Revenue - B2P	166,515	142,716	16.7%
Net Revenue - B2B	23,469	9,242	153.9%
Net Revenue From Services (ex-Acquisitions¹)	157,943	151,958	3.9%
(1) For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: iClinic (only January 2022; Closing of iClinic was in January 2021), Medicinae (from January to March 2022; Closing of Medicinae was in March 2021), Medical Harbour (from January to April 2022; Closing of Medical Harbour was in April 2021), Cliquefarma (from January to April 2022; Closing of Cliquefarma was in April 2021), Shosp (from January to May 2022; Closing of Shosp was in May 2021), RX PRO (from January to September, 2022; Closing of RX PRO was in October 2021), and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; Closing of Além da Medicina, Cardiopapers and Glic were in 2022).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period.

Total monthly active users reached more than 260 thousand, 5.3% higher than the same period of last year.

Monthly Unique Active Users (MuaU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period. Since this concept started to be implemented this year, the historical metrics of MuaU could not be disclosed.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	4Q22	4Q21	% Chg YoY	3Q22	% Chg QoQ
Content & Technology for Medical Education	16,539	16,205	2.1%	21,811	-24.2%
Clinical Decision Software	221,762	194,308	14.1%	239,640	-7.5%
Clinical Management Tools¹	20,936	37,030	-43.5%	23,036	-9.1%
Physician-Patient Relationship	1,473	-	n.a.	1,397	5.4%
Total Monthly Active Users (MaU) - Digital Services	260,710	247,543	5.3%	285,884	-8.8%
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) Clinical management tools MAU excludes other users other than payors, starting in 1Q22
3) Shosp, Medicinae and Além da Medicina starting in 1Q22
4) Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
4Q22
Total Monthly Unique Active Users (MuaU) - Digital Services	241,949
1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

Revenue

Adjusted Net Revenue for the fourth quarter of 2022 was R$595.1 million, an increase of 17.8% over the same period of the prior year, mainly due to higher tickets in Medicine courses, maturation of medical seats, the beginning of 4 Mais Médicos campuses, the Continuing Education segment recovery, after practical activities were resumed after Covid 19 pandemic and Digital Services performance.

The Digital Services segment increased 31.6% year over year, a combination of (a) a great start of the B2B engagements, reaching roughly 100 contracts – including pharma solutions and RX PRO contracts -with 45 different pharmaceutical industry companies, and (b) expansion of the active payers in the B2P, mainly in Whitebook, iClinic, and Shosp, partially offset by the lower performance of Medcel, due to a higher competition scenario in the Residency Preparatory market.

For the twelve months ending December 31, 2022, Adjusted Net Revenue was R$2,319.1 million, an increase of 32.3% over the same period last year.

For the year ended December 31, 2022, the Company has invoiced R$9.9 million from previous periods, net of discounts granted due to COVID-19 and net of provisions, being the amount substantially arising from its subsidiary FCMPB, following a lower court decision that suspended the granted discounts in favor of the Company but with restrictions on the collection in such invoices (R$ 33,081 discounts given, net of discounts recovered, for the year ended December 31, 2021). The outstanding balances are classified as accounts receivables. Afya has excluded these mandatory discounts from Adjusted Net Revenue in 2020 and 2021, the recovery of these amounts are not accounted for in Adjusted Net Revenue in 2022.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	499,852	498,724	438,063	14.1%	13.8%	2,037,889	1,777,484	1,498,408	36.0%	18.6%
Adjusted Undergrad¹	510,988	509,860	445,211	14.8%	14.5%	2,027,963	1,767,558	1,531,765	32.4%	15.4%
Continuing Education	33,238	33,238	21,502	54.6%	54.6%	108,806	108,806	72,983	49.1%	49.1%
Digital Services	55,741	46,893	42,345	31.6%	10.7%	189,984	157,943	151,958	25.0%	3.9%
Inter-segment transactions	-4,829	-4,829	- 3,651	32.3%	32.3%	-7,622	-7,622	- 3,978	91.6%	91.6%
Total Reported Net Revenue	584,002	574,027	498,259	17.2%	15.2%	2,329,057	2,036,612	1,719,371	35.5%	18.5%
Total Adjusted Net Revenue ¹	595,138	585,163	505,407	17.8%	15.8%	2,319,131	2,026,686	1,752,728	32.3%	15.6%
*For the three months period ended December 31, 2022, "2022 Ex Acquisitions" excludes: Garanhuns (only October, 2022; Closing of Garanhuns was in November, 2021), and Além da Medicina, Cardiopapers, and Glic (all from October to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).

*For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May, 2022; Closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from January to July 2022; Closing of UNIGRANRIO was in August 2021), Garanhuns (from January to October, 2022; Closing of Garanhuns was in November 2021), iClinic (only January 2022; Closing of iClinic was in January 2021), Medicinae (from January to March 2022; Closing of Medicinae was in March 2021), Medical Harbour (from January to April 2022; Closing of Medical Harbour was in April 2021), Cliquefarma (from January to April 2022; Closing of Cliquefarma was in April 2021), Shosp (from January to May 2022; Closing of Shosp was in May 2021), RX PRO (from January to September, 2022; Closing of RX PRO was in October 2021), and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 10).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended December 31, 2022 increased 24.1% to R$242.2 million, up from R$195.1 million in the same period of the prior year, and the Adjusted EBITDA Margin increased 210 basis points to 40.7%.

For the twelve-month period ended December 31, 2022, Adjusted EBITDA was R$961.9 million, an increase of 27.4% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 160 basis points in the same period.

The Adjusted EBITDA Margin reduction is mainly due to the following: (a) Digital segment, primarily due to Medcel’s performance; (b) increase in corporate expenses in the period; and (c) launch of the 4 Mais Médicos campuses in the third-quarter.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended December 31,					For the twelve months period ended December 31,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	242,207	239,390	195,128	24.1%	22.7%	961,924	828,497	754,836	27.4%	9.8%
% Margin	40.7%	40.9%	38.6%	210 bps	230 bps	41.5%	40.9%	43.1%	-160 bps	-220 bps
*For the three months period ended December 31, 2022, "2022 Ex Acquisitions" excludes: Garanhuns (only October, 2022; Closing of Garanhuns was in November, 2021), and Além da Medicina, Cardiopapers, and Glic (all from October to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).
*For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May, 2022; Closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from January to July 2022; Closing of UNIGRANRIO was in August 2021), Garanhuns (from January to October, 2022; Closing of Garanhuns was in November 2021), iClinic (only January 2022; Closing of iClinic was in January 2021), Medicinae (from January to March 2022; Closing of Medicinae was in March 2021), Medical Harbour (from January to April 2022; Closing of Medical Harbour was in April 2021), Cliquefarma (from January to April 2022; Closing of Cliquefarma was in April 2021), Shosp (from January to May 2022; Closing of Shosp was in May 2021), RX PRO (from January to September, 2022; Closing of RX PRO was in October 2021), and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; Closing of Além da Medicina, Cardiopapers, and Glic were in 2022).

Adjusted Net Income

Net Income for the fourth quarter of 2022 was R$71.3 million, an increase of 45.6% over the same period of the prior year. Adjusted Net Income for the fourth quarter of 2022 was R$128.8 million, an increase of 30.8% over the same period from the previous year.

For the twelve-month period ended December 31, 2022, Net Income increased 62.1%, from R$242.3 million to R$392.8 million, mainly due to: (a) the increase in operational results, as previously described, (b) the reduction of the tax yield and (c) the reduction of non-recurring expenses. Adjusted Net Income for the twelve-month period of 2022 was R$535.1 million, an increase of 21.5% year over year.

Our EPS reached R$4.14 per share for the twelve-month period ended December 31, 2022, an increase of 73.2% year over year, reflecting the increase in our Net Income and capital allocation discipline executing our business combination and three buyback programs in a row.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2022	2021	% Chg	2022	2021	% Chg
Net income	71,331	49,001	45.6%	392,756	242,283	62.1%
Amortization of customer relationships and trademark (1)	22,015	15,450	42.5%	77,974	61,465	26.9%
Share-based compensation	10,860	9,427	15.2%	31,274	43,377	-27.9%
Non-recurring expenses:	24,547	24,580	-0.1%	33,133	93,305	-64.5%
- Integration of new companies (2)	7,748	6,128	26.4%	24,763	18,856	31.3%
- M&A advisory and due diligence (3)	- 697	1,522	n.a.	2,497	13,520	-81.5%
- Expansion projects (4)	1,053	3,739	-71.8%	3,411	10,204	-66.6%
- Restructuring expenses (5)	5,307	6,043	-12.2%	12,388	17,368	-28.7%
- Mandatory Discounts in Tuition Fees (6)	11,136	7,148	55.8%	- 9,926	7,148	n.a.
Adjusted Net Income	128,753	98,458	30.8%	535,137	440,430	21.5%
Minority Net Income	4,638	4,032	15.0%	19,187	18,957	1.2%
Adjusted Net Income attributable to equity holders of the Parent	124,115	94,426	31.4%	515,950	421,473	22.4%

Basic earnings per share - in R$ (7)	0.74	0.48	53.3%	4.14	2.39	73.2%
Adjusted earnings per share - in R$ (8)	1.38	1.01	36.2%	5.71	4.52	26.4%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On December 31, 2022, cash and cash equivalents were R$1,093.1 million, an increase of 46.0% over the same period in 2021, due to a R$500 million debenture issued in December 2022.

For the twelve-month period ended December 31, 2022, Afya reported Adjusted Cash Flow from Operations of R$877.0 million, up from R$666.6 million in the same period of the previous year, an increase of 31.6% YoY, boosted by the solid operational results.

Operating Cash Conversion Ratio was 94.4% for the twelve-month period ended December 31, 2022, compared to 100.8% in 2021. Operating Cash Conversion Ratio in 2021 was positively affected by the end of the grace period of tuition renegotiation that occurred in 2020.

On December 31, 2022, net debt, excluding the effect of IFRS 16, totaled R$1,380.7 million, achieving the same level when compared to net debt of R$1,378.9 million in the same period in 2021, supported by the strong cash generation in 2022 of R$ 843.9 million, that was offset by (i) investments activities in properties, equipment, and intangibles (excluding goodwill) totaling R$ 297.0 million, (ii) R$ 99.4 million of acquisition of subsidiaries and (iii) R$ 152.3 million of share repurchase programs.

The following table shows more information regarding the cost of debt for 2022, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt. Considering UNIT and FITS acquisition and the mid guidance for 2023, Afya’s Net Debt/ Adjusted Ebitda would be 1.9x.

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Table 9: Gross Debt and Cost of Debt
(in thousands of R$)	For the twelve months period ended December 31,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	824,258	3.4	6.5%	53%
Debentures	499,839	4.6	15.7%	114%
Accounts payable to selling shareholders plus other financial obligations	528,678	1.2	11.6%	94%
Loans and financing: Others	620,980	2.1	14.1%	113%
Total	2,473,755	2.9	10.2%	83%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference. 2022: ~12,39% p.y.

Table 10: Operating Cash Conversion Ratio Reconciliation	For the twelve months period ended December 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2022	2021	% Chg
(a) Cash flow from operations	843,899	630,867	33.8%
(b) Income taxes paid	33,089	35,683	-7.3%
(c) = (a) + (b) Adjusted cash flow from operations	876,988	666,550	31.6%

(d) Adjusted EBITDA	961,924	754,836	27.4%
(e) Non-recurring expenses:	33,133	93,305	-64.5%
- Integration of new companies (1)	24,763	18,856	31.3%
- M&A advisory and due diligence (2)	2,497	13,520	-81.5%
- Expansion projects (3)	3,411	10,204	-66.6%
- Restructuring Expenses (4)	12,388	17,368	-28.7%
- Mandatory Discounts in Tuition Fees (5)	-9,926	33,357	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	928,791	661,531	40.4%
(g) = (c) / (f) Operating cash conversion ratio	94.4%	100.8%	-640 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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Table 11: Cash and Debt Position
(in thousands of R$)
	FY2022	FY2021	% Chg
(+) Cash and Cash Equivalents	1,093,082	748,562	46.0%
Cash and Bank Deposits	57,509	88,487	-35.0%
Cash Equivalents	1,035,573	660,075	56.9%
(-) Loans and Financing	1,882,901	1,374,876	37.0%
Current	145,202	128,720	12.8%
Non-Current	1,737,699	1,246,156	39.4%
(-) Accounts Payable to Selling Shareholders	528,678	679,826	-22.2%
Current	261,711	239,849	9.1%
Non-Current	266,967	439,977	-39.3%
(-) Other Short and Long Term Obligations	62,176	72,726	-14.5%
(=) Net Debt (Cash) excluding IFRS 16	1,380,673	1,378,866	0.1%
(-) Lease Liabilities	769,525	714,085	7.8%
Current	32,459	24,955	30.1%
Non-Current	737,066	689,130	7.0%
Net Debt (Cash) with IFRS 16	2,150,198	2,092,951	2.7%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters, leasehold improvements, and the development of new solutions in the digital segment, among others.

For the twelve-month period ending December 31, 2022, CAPEX went from R$302.0 million to R$318.2 million, an increase of 5.4% over the prior year, representing 13.7% of Afya’s Net Revenue in 2022 against 17.2% in 2021. The increase in expenditures was mainly due to: (a) expenditures with property and equipment that increased 33.6% YoY, especially related to Unigranrio campuses, partially offset by a 14.8% decrease in intangible assets, mainly due to the reduction of license acquisition.

Table 12: CAPEX
(in thousands of R$)	For the twelve months period ended December 31,
	2022	2021	% Chg
CAPEX	318,155	301,979	5.4%
Property and equipment	168,132	125,869	33.6%
Building	527	1,384	-61.9%
Machinery and equipment	36,486	10,268	255.3%
Lands	0	5,451	n.a.
Vehicles	968	111	772.1%
Furniture and fixtures	26,047	21,075	23.6%
IT equipment	15,766	19,511	-19.2%
Library books	645	3,392	-81.0%
Leasehold improvements	2,667	4,720	-43.5%
Construction in progress	85,026	59,957	41.8%
Intanglibe assets	150,023	176,110	-14.8%
- Licenses	24,408	108,000	-77.4%
- Goodwill	39,100	-	n.a.
- Others	86,515	68,110	27.0%

ESG Metrics

ESG commitment is essential to Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars, and since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

On January 2023, Afya announced it is one of 484 companies across 45 countries and regions to join the 2023 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. In addition, for the second time in a row, Afya was included on the index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies, being 1 of 16 Brazilian companies included in the index this year.

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Furthermore, the 2021 Sustainability Report can be found at: https://ir.afya.com.br/ >> Corporate Governance >> Sustainability.

Table 12: ESG Metrics¹³⁴			4Q22	4Q21	2022	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	8,708	8,079	8,708	8,079	6,100	3,369
2	405-1	Percentage of female employees	57%	55%	57%	55%	55%	57%
3	405-1	Percentage of female members in the board of directors	40%	18%	40%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	30%	36%	30%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	5,379,440	3,677,462	17,011,842	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	122,260	114,921	412,747	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	72.5%	93.38%	72.4%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources²	27.5%	6.62%	27.6%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	141,962	40,556	494,635	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	18,104	16,772	18,104	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,965	7,881	10,965	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	18.8%	12.9%	18.8%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	662	447	662	447	432	60

(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

6.               Conference Call and Webcast Information

When: March 22, 2023 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/94816959070

OR

Dial-in:

Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888

United States: +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799

Webinar ID: 948 1695 9070

Other Numbers: https://afya.zoom.us/u/abOZO7NH31

7.               About Afya Limited (Nasdaq: AFYA)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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8.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

10.            Investor Relations Contact

E-mail: ir@afya.com.br

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11.            Financial Tables

Consolidated statements of financial position
As of December 31, 2022 and 2021
(In thousands of Brazilian reais)

	2022	2021
Assets
Current assets
Cash and cash equivalents	1,093,082	748,562
Trade receivables	452,831	378,351
Inventories	12,190	11,827
Recoverable taxes	27,809	25,579
Other assets	51,745	42,533
Total current assets	1,637,657	1,206,852

Non-current assets
Trade receivables	42,568	27,442
Other assets	191,756	180,306
Investment in associate	53,907	48,477
Property and equipment	542,087	419,808
Right-of-use assets	690,073	663,686
Intangible assets	4,041,491	3,900,835
Total non-current assets	5,561,882	5,240,554

Total assets	7,199,539	6,447,406

Liabilities
Current liabilities
Trade payables	71,482	59,098
Loans and financing	145,202	128,720
Lease liabilities	32,459	24,955
Accounts payable to selling shareholders	261,711	239,849
Notes payable	62,176	14,478
Advances from customers	133,050	114,585
Labor and social obligations	154,518	131,294
Taxes payable	26,221	26,715
Income taxes payable	16,151	11,649
Other liabilities	2,719	15,163
Total current liabilities	905,689	766,506

Non-current liabilities
Loans and financing	1,737,699	1,246,156
Lease liabilities	737,066	689,130
Accounts payable to selling shareholders	266,967	439,977
Notes payable	-	58,248
Taxes payable	92,888	96,598
Provision for legal proceedings	195,854	148,287
Other liabilities	13,218	2,486
Total non-current liabilities	3,043,692	2,680,882
Total liabilities	3,949,381	3,447,388

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,375,344
Share-based compensation reserve	123,538	94,101
Treasury stock	(304,947)	(152,630)
Retained earnings	1,004,886	631,317
Equity attributable to equity holders of the parent	3,198,838	2,948,149
Non-controlling interests	51,320	51,869
Total equity	3,250,158	3,000,018

Total liabilities and equity	7,199,539	6,447,406

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Consolidated statements of income and comprehensive income
For the years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais, except for earnings per share information)

	2022	2021	2020

Net revenue	2,329,057	1,719,371	1,201,191
Cost of services	(859,552)	(652,300)	(434,654)
Gross profit	1,469,505	1,067,071	766,537

General and administrative expenses	(798,153)	(622,615)	(402,855)
Other (expenses) income, net	(7,252)	(3,561)	(347)

Operating income	664,100	440,895	363,335

Finance income	102,042	64,566	62,290
Finance expenses	(349,893)	(243,796)	(98,269)
Finance result	(247,851)	(179,230)	(35,979)

Share of income of associate	12,184	11,797	7,698

Income before income taxes	428,433	273,462	335,054

Income taxes expenses	(35,677)	(31,179)	(27,067)

Net income	392,756	242,283	307,987

Other comprehensive income	-	-	-
Total comprehensive income	392,756	242,283	307,987

Income attributable to
Equity holders of the parent	373,569	223,326	292,075
Non-controlling interests	19,187	18,957	15,912
	392,756	242,283	307,987
Basic earnings per share
Per common share	4.14	2.39	3.15
Diluted earnings per share Per common share	4.12	2.37	3.12

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Consolidated statements of cash flows
For the years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais)

	2022	2021	2020
Operating activities
Income before income taxes	428,433	273,462	335,054
Adjustments to reconcile income before income taxes
Depreciation and amortization	206,220	154,220	108,744
Write-off of property and equipment	1,697	1,604	-
Write-off of intangible assets	25	2,374	-
Allowance for doubtful accounts	42,708	47,819	32,081
Share-based compensation expense	31,274	43,377	32,610
Net foreign exchange differences	852	17,973	4,613
Net loss (gain) on derivatives	-	-	(20,739)
Accrued interest	200,081	108,437	25,543
Accrued lease interest	88,571	67,212	44,458
Share of income of associate	(12,184)	(11,797)	(7,698)
Provision for legal proceedings	(766)	10,664	5,354
Changes in assets and liabilities
Trade receivables	(129,165)	(79,665)	(164,286)
Inventories	(363)	(3,720)	(3,110)
Recoverable taxes	(2,230)	(2,327)	(13,709)
Other assets	(1,048)	(19,425)	(23,902)
Trade payables	9,975	14,479	4,475
Taxes payables	(3,915)	(14,902)	(552)
Advances from customers	8,387	36,009	(1,951)
Labor and social obligations	21,247	23,449	11,125
Other liabilities	(12,811)	(2,693)	22,771
	876,988	666,550	390,881
Income taxes paid	(33,089)	(35,683)	(19,374)

Net cash flows from operating activities	843,899	630,867	371,507

Investing activities
Acquisition of property and equipment	(168,132)	(125,869)	(89,832)
Acquisition of intangibles assets	(128,892)	(150,931)	(47,753)
Dividends received	6,754	11,770	-
Acquisition of subsidiaries, net of cash acquired	(301,199)	(1,017,125)	(919,965)
Restricted cash	-	8,103	14,788
Net cash flows used in investing activities	(591,469)	(1,274,052)	(1,042,762)

Financing activities
Payments of loans and financing	(118,378)	(158,076)	605,041
Issuance of loans and financing	496,885	809,539	(155,090)
Payments of lease liabilities	(113,512)	(87,751)	(55,455)
Treasury shares	(152,317)	(213,722)	-
Capital increase	-	-	5,444
Proceeds from shares public offering	-	-	389,170
Share issuance costs	-	-	(19,704)
Proceeds from exercise of stock options	-	33,336	-
Dividends paid to non-controlling interests	(19,736)	(18,648)	(12,984)
Net cash flows from (used in) financing activities	92,942	364,678	756,422
Net foreign exchange differences	(852)	(17,973)	16,666
Net increase in cash and cash equivalents	344,520	(296,480)	101,833
Cash and cash equivalents at the beginning of the period	748,562	1,045,042	943,209
Cash and cash equivalents at the end of the period	1,093,082	748,562	1,045,042
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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended December 31,			For the twelve months period ended December 31,
	2022	2021	% Chg	2022	2021	% Chg
Net income	71,331	49,001	45.6%	392,756	242,283	62.1%
Net financial result	67,596	55,549	21.7%	247,851	179,230	38.3%
Income taxes expense	10,065	12,633	-20.3%	35,677	31,179	14.4%
Depreciation and amortization	54,514	42,016	29.7%	206,220	154,220	33.7%
Interest received (1)	5,218	5,093	2.5%	27,197	23,040	18.0%
Income share associate	(1,924)	(3,171)	-39.3%	(12,184)	(11,797)	3.3%
Share-based compensation	10,860	9,427	15.2%	31,274	43,377	-27.9%
Non-recurring expenses:	24,547	24,580	-0.1%	33,133	93,305	-64.5%
- Integration of new companies (2)	7,748	6,128	26.4%	24,763	18,856	31.3%
- M&A advisory and due diligence (3)	(697)	1,522	n.a.	2,497	13,520	-81.5%
- Expansion projects (4)	1,053	3,739	-71.8%	3,411	10,204	-66.6%
- Restructuring expenses (5)	5,307	6,043	-12.2%	12,388	17,368	-28.7%
- Mandatory Discounts in Tuition Fees (6)	11,136	7,148	55.8%	(9,926)	33,357	n.a.
Adjusted EBITDA	242,207	195,128	24.1%	961,924	754,836	27.4%
Adjusted EBITDA Margin	40.7%	38.6%	210 bps	41.5%	43.1%	-160 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction, and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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